Exhibit 99.3

Via e-mail

August 27, 2020

J. Douglas Schick

President

PEDEVCO Corp.

Energy Center II

575 N. Dairy Ashford

Suite 210

Houston, Texas 77079

Dear Mr. Schick:

This letter is written in response to your recent communication to the Board of Directors of Avalon Energy, LLC (“Avalon Energy”) dated August 25, 2020 regarding an unsolicited revised offer to purchase all of the assets of Avalon Energy, including the common units of SandRidge Permian Trust (“PER”) held by Avalon Energy (collectively, the “Avalon Assets”). This communication follows the delivery of (1) a presentation outlining a proposed purchase of the Avalon Assets (the “PEDEVCO Presentation”) on or about May 15, 2020 and (2) an undated letter from you, in your capacity as President of PEDEVCO Corp., indicating an interest in acquiring the Avalon Assets delivered to members of Avalon Energy on July 3, 2020 by members of the Board of Managers of Avalon Energy (collectively, the “Initial Indications of Interest”).

After duly-called joint meetings of the Board of Managers of Avalon Energy and Avalon Exploration and Production LLC (“Avalon E&P”), the parent company of Avalon Energy, held on May 18, 2020 (which meeting included a conference call with you and the members of the Board of Managers regarding the presentation, which contained confidential, non-public information regarding the operations of Avalon Energy), July 9, 2020 and July 20, 2020, the Initial Indications of Interest were rejected by the members of the Board of Managers of both Avalon companies. On August 26, 2020, the Board of Managers of Avalon E&P met to discuss the most recent indication of interest set forth in your August 25 letter. The Board of Managers of Avalon E&P and Avalon Energy believe that the most recent non-binding PEDEVCO proposal is less favorable to the members of Avalon Energy than other proposals received by Avalon E&P and Avalon Energy. As a result, this letter is notification that your most recent indication of interest is also rejected.

You should also know that Avalon E&P and its subsidiaries, including Avalon Energy (the “Avalon Entities”), entered into a letter agreement with an affiliate of Montare Resources, LLC on July 30, 2020 granting exclusive negotiating rights to Montare Resources, LLC with respect to the purchase of the Avalon Assets and discussions with PER. These negotiations led to the execution of the agreement referenced in the attached press release by all Avalon Entities, which includes an exclusivity provision that does not permit discussions with any other party concerning the Avalon Assets. As a result, Avalon will not entertain any further communications with PEDEVCO and would expect that PEDEVCO will not have further communication with any member of Avalon E&P or Avalon Energy or any prior or current managers of Avalon E&P or Avalon Energy.

We note that you have non-public, confidential information with respect to the operations of Avalon Energy and demand that such information be returned to Avalon Energy or, alternatively, deliver the certificate of an executive officer of PEDEVCO certifying that all such information has been destroyed within five (5) business days. You are hereby notified that the use of such non-public, confidential information for any purpose other than an evaluation of a possible purchase of the Avalon Assets and any further communication with members of Avalon’s management will be deemed interference with the ongoing business of the Avalon Entities.

Regards,

/s/ Steven C. Pugh

Stephen C. Pugh,

CEO and President -

Avalon Exploration and Production LLC and

Avalon Energy, LLC

cc:	Clark R. Moore, General Counsel of PEDEVCO

Montare Resources, LLC

Haynes and Boone, LLP

Munsch Hardt Kopf & Harr, P.C.